Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three Months				Nine Months
	Ended September 30,				Ended September 30,
	2016		2015		2016		2015
Net loss		$(17)		$(216)		$(1,143)		$(803)
Class A Unit Holders (ownership percentage)	x	99%	x	100%	x	100%	x	100%
Net loss allocable to Class A Unit Holders		$(17)		$(216)		$(1,143)		$(803)
Weighted average Class A Units outstanding		11,100		11,100		11,100		11,100
Net loss per Class A Unit		$(0.00)		$(0.02)		$(0.10)		$(0.07)